Exhibit 99.1

Niu Technologies Announces Unaudited Fourth Quarter and Full Year 2023 Financial Results

-- Fourth Quarter Revenues of RMB 478.7 million, down 21.8% year over year

-- Fourth Quarter Net Loss of RMB 130.2 million, compared to net loss of RMB 37.1 million in the same period of last year

-- Full Year Revenues of RMB 2,651.8 million, down 16.3% year over year

-- Full Year Net loss of RMB 271.8 million, compared to net loss of RMB 49.5 million in 2022

BEIJING, China, March 18, 2024 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights

•	Revenues were RMB 478.7 million, a decrease of 21.8% year over year
•	Gross margin was 19.0%, compared with 22.5% in the fourth quarter of 2022
•	Net loss was RMB 130.2 million, compared with net loss of RMB 37.1 million in the fourth quarter of 2022
•	Adjusted net loss (non-GAAP)[1] was RMB 122.4 million, compared with adjusted net loss of RMB 26.2 million in the fourth quarter of 2022

Fourth Quarter 2023 Operating Highlights

•	The number of e-scooters sold was 137,476, down 0.6% year over year
•	The number of e-scooters sold in China was 110,454, down 6.4% year over year
•	The number of e-scooters sold in the international markets was 27,022, up 33.7% year over year
•	The number of franchised stores in China was 2,856 as of December 31, 2023
•	International sales network expanded to 56 distributors covering 54 countries as of December 31, 2023

Dr. Yan Li, Chief Executive Officer of the Company, commented: “In 2023, the new products we rolled out rapidly gained momentum in the domestic market. Our flagship product, the MQiL, with enhanced performance and smart connectivity inherited from classic NIU design, garnered significant popularity and became our bestseller of the year. Additionally, our high-performance product, the RQi, is leading the industry’s transformation from petrol to electric. Our products position NIU not only as a leader in urban mobility but also as a pioneer in cultivating an ideal lifestyle.”

1 Adjusted net income/loss (non-GAAP) is defined as net income/loss excluding share-based compensation expense

Dr. Li continued, “The XQi3 successfully expanded our overseas product portfolio in 2023. We believe that we have overcome the worst and will regain market favor in 2024. In the micro-mobility market, we have continually reinforced NIU's brand recognition with our diverse products. Riding on the mega trend of transitioning from petrol to electric in mobility vehicles, we are poised to capture the great opportunities ahead of us.”

Fourth Quarter 2023 Financial Results

Revenues were RMB 478.7 million, a decrease of 21.8% year over year, mainly due to decreased revenues per e-scooter of 21.4%. The following table shows the revenue breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2023 Q4	2022 Q4	% change YoY
E-scooter sales from China market	355.2	446.7	-20.5%
E-scooter sales from international markets	59.0	86.7	-32.0%
E-scooter sales, sub-total	414.2	533.4	-22.3%
Accessories, spare parts and services	64.5	78.9	-18.3%
Total	478.7	612.3	-21.8%

Revenues per e-scooter (in RMB)	2023 Q4	2022 Q4	% change YoY
E-scooter sales from China market[2]	3,216	3,783	-15.0%
E-scooter sales from international markets[2]	2,183	4,289	-49.1%
E-scooter sales	3,013	3,857	-21.9%
Accessories, spare parts and services[3]	469	571	-17.9%
Revenues per e-scooter	3,482	4,428	-21.4%

▪	E-scooter sales revenues from China market were RMB 355.2 million, a decrease of 20.5%, and represented 85.8% of total e-scooter revenues. The decrease was mainly due to the decline in sales volume of premium series, partially offset by the increased sales volume and revenues of mass-premium series in China market.
▪	E-scooter sales revenues from international markets were RMB 59.0 million, a decrease of 32.0%, and represented 14.2% of total e-scooter revenues. The decrease was mainly due to changes in product mix, partially offset by the increase of sales volume in international markets.
▪	Accessories, spare parts sales and services revenues were RMB 64.5 million, a decrease of 18.3% and represented 13.5% of total revenues. The decrease was mainly due to the decrease of spare parts sales in international markets.
▪	Revenues per e-scooter decreased by 21.4% year over year, was mainly due to the increased proportion of mass-premium series and kick-scooter in China and international markets, respectively.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Cost of revenues was RMB 387.7 million, a decrease of 18.3% year over year, in line with the decrease of revenues. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 2,820, down 17.9% from RMB 3,433 in the fourth quarter of 2022, mainly due to the decreased cost of battery packs and changes in product mix in both China and international markets.

Gross margin was 19.0%, compared with 22.5% in the same period of 2022. The decrease was mainly due to the increased proportion of mass-premium series in China market, and the decline in sales volume of e-motorcycles and e-mopeds in international markets.

Operating expenses were RMB 246.2 million, an increase of 25.9% from the same period of 2022. Operating expenses as a percentage of revenues was 51.4%, compared with 31.9% in the fourth quarter of 2022.

▪	Selling and marketing expenses were RMB 191.2 million (including RMB 1.8 million of share-based compensation), an increase of 77.9% from RMB 107.5 million in the fourth quarter of 2022, mainly due to the increase of RMB 45.8 million and RMB 42.6 million in advertising and promotion activities and rental expenses, respectively, primarily result from the expansion into international markets. Selling and marketing expenses as a percentage of revenues was 39.9%, compared with 17.6% in the fourth quarter of 2022.
▪	Research and development expenses were RMB 35.6 million (including RMB 3.0 million of share-based compensation), a decrease of 11.7% from RMB 40.3 million in the fourth quarter of 2022, mainly due to the decrease in staff cost and share-based compensation of RMB 7.6 million, partially offset by the increase in design and testing expenses of RMB 4.0 million. Research and development expenses as a percentage of revenues was 7.4%, compared with 6.6% in the fourth quarter of 2022.
▪	General and administrative expenses were RMB 19.4 million (including RMB 2.6 million of share-based compensation), a decrease of 59.4% from RMB 47.8 million in the fourth quarter of 2022, mainly due to the decrease in provision for credit losses of RMB 22.1 million, and the decrease in staff cost and share-based compensation of RMB 5.2 million. General and administrative expenses as a percentage of revenues was 4.1%, compared with 7.8% in the fourth quarter of 2022.

Operating expenses excluding share-based compensation were RMB 238.8 million, increased by 29.1% year over year, and represented 49.9% of revenues, compared with 30.2% in the fourth quarter of 2022.

▪	Selling and marketing expenses excluding share-based compensation were RMB 189.4 million, an increase of 80.7% year over year, and represented 39.6% of revenues, compared with 17.1% in the fourth quarter of 2022.
▪	Research and development expenses excluding share-based compensation were RMB 32.6 million, a decrease of 12.2% year over year, and represented 6.8% of revenues, compared with 6.1% in the fourth quarter of 2022.
▪	General and administrative expenses excluding share-based compensation were RMB 16.8 million, a decrease of 61.0% year over year, and represented 3.5% of revenues, compared with 7.0% in the fourth quarter of 2022.

Government grants were RMB 1.1 million, decreased by RMB 13.9 million from the same period of 2022.

Share-based compensation was RMB 7.7 million, compared with RMB 10.9 million in the same period of 2022.

Income tax benefit was RMB 14.4 million, compared with income tax expense of RMB 0.3 million in the same period of 2022.

Net loss was RMB 130.2 million, compared with net loss of RMB 37.1 million in the fourth quarter of 2022. The net loss margin was 27.2%, compared with net loss margin of 6.1% in the same period of 2022.

Adjusted net loss (non-GAAP) was RMB 122.4 million, compared with an adjusted net loss of RMB 26.2 million in the fourth quarter of 2022. The adjusted net loss margin4 was 25.6%, compared with an adjusted net loss margin of 4.3% in the same period of 2022.

Basic and diluted net loss per ADS were both RMB 1.65 (US$ 0.23).

Full Year 2023 Financial Results

Revenues were RMB 2,651.8 million, a decrease of 16.3% year over year, mainly due to the decrease in e-scooter sales volume. E-scooter sales revenues from China market and international markets represented 85.2% and 14.8% of our total revenues from e-scooter sales, respectively. The following table shows the revenue breakdown and revenues per e-scooter in the years presented:

Revenues (in RMB million)	2023 Full Year	2022 Full Year	% change YoY
E-scooter sales from China market	2,010.0	2,360.2	-14.8%
E-scooter sales from international markets	348.7	493.7	-29.4%
E-scooter sales, sub-total	2,358.7	2,853.9	-17.4%
Accessories, spare parts and services	293.1	314.7	-6.9%
Total	2,651.8	3,168.6	-16.3%

Revenues per e-scooter (in RMB)	2023 Full Year	2022 Full Year	% change YoY
E-scooter sales from China market[2]	3,344	3,322	+0.7%
E-scooter sales from international markets[2]	3,204	4,079	-21.5%
E-scooter sales	3,323	3,432	-3.2%
Accessories, spare parts and services[3]	413	378	+9.3%
Revenues per e-scooter	3,736	3,810	-1.9%

Cost of revenues were RMB 2,081.0 million, a decrease of 16.7% year over year, mainly resulted from lower e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 2,932, down 2.4% from RMB 3,005 in 2022.

Gross margin was 21.5%, compared with 21.1% in 2022. The increase mainly attributable to the strategic launch of our new premium product in China market.

Operating expenses were RMB 891.2 million, an increase of 14.9% from RMB 775.3 million in 2022. Operating expenses as a percentage of revenues was 33.6%, compared with 24.5% in 2022.

4 Adjusted net income/loss margin is defined as adjusted net income/loss (non-GAAP) as a percentage of the revenues

Operating expenses excluding share-based compensation were RMB 844.8 million, an increase of 17.6% year over year, and represented 31.9% of revenues, compared with 22.7% in 2022.

Government grants were RMB 3.0 million, decreased by 13.4 million compared with 2022.

Share-based compensation was RMB 47.7 million, a decrease of RMB 10.6 million from RMB 58.2 million in 2022.

Income tax benefit was RMB 10.2 million, compared with income tax benefit of RMB 21.8 million in 2022.

Net loss was RMB 271.8 million, compared with net loss of RMB 49.5 million in 2022. The net loss margin was 10.3%, compared with net loss margin of 1.6% in 2022.

Adjusted net loss (non-GAAP) was RMB 224.2 million, compared with an adjusted net income of RMB 8.8 million in 2022. The adjusted net loss margin4 was 8.5%, compared with an adjusted net income margin of 0.3% in 2022.

Basic and diluted net loss per ADS were both RMB 3.47 (US$ 0.49).

Balance Sheet

As of December 31, 2023, the Company had cash and cash equivalents, term deposits and short-term investments of RMB 970.1 million in aggregate. The Company had restricted cash of RMB 107.7 million and short-term bank borrowings of RMB 100.0 million as of December 31, 2023.

Business Outlook

NIU expects revenues of the first quarter 2024 to be in the range of RMB 438 million to RMB 480 million, representing a year-over-year increase of 5% to 15%. NIU expects the sales volume for full year 2024 to be in the range of 1.0 million to 1.2 million units, representing a year-over-year increase of approximately 41% to 69%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation and is subject to change.

Conference Call

The Company will host an earnings conference call on Monday, March 18, 2024 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its fourth quarter and full year 2023 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies Fourth Quarter and Full Year 2023 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI6840b01bbb844af0b4fda82f3ff1cb2b

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) six electric scooter and motorcycle series, RQi, NQi, MQi, SQi, UQi, and Gova, and (ii) two micro-mobility series, including kick-scooter series, KQi, and e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income (loss) and adjusted net income (loss) margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses. Adjusted net income (loss) margin is defined as adjusted net income (loss) as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.0999 to US$ 1.00, the exchange rate in effect as of December 29, 2023, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	534,286,849	872,573,460	122,899,401
Term deposits-current	208,589,770	97,555,565	13,740,414
Restricted cash	186,340,321	107,666,733	15,164,542
Short-term investments	160,406,301	-	-
Accounts receivable, net	299,742,923	94,956,170	13,374,297
Inventories	417,009,148	392,790,141	55,323,334
Prepayments and other current assets	205,695,717	195,072,129	27,475,335
Total current assets	2,012,071,029	1,760,614,198	247,977,323

Non-current assets
Term deposits-non-current	20,000,000	-	-
Property, plant and equipment, net	397,356,795	323,112,366	45,509,425
Intangible assets, net	1,857,320	1,306,401	184,003
Operating lease right-of-use assets	86,597,121	76,821,285	10,820,052
Deferred income tax assets	6,132,499	20,747,021	2,922,157
Other non-current assets	12,683,090	6,730,378	947,954
Total non-current assets	524,626,825	428,717,451	60,383,591

Total assets	2,536,697,854	2,189,331,649	308,360,914

LIABILITIES
Current liabilities
Short-term bank borrowings	160,000,000	100,000,000	14,084,705
Notes payable	316,832,113	167,282,688	23,561,274
Accounts payable	459,466,937	575,724,288	81,089,070
Income taxes payable	1,898,065	1,357,913	191,258
Advances from customers	24,931,897	19,304,488	2,718,980
Deferred revenue-current	37,539,733	41,755,097	5,881,082
Accrued expenses and other current liabilities	192,092,943	165,511,396	23,311,795
Total current liabilities	1,192,761,688	1,070,935,870	150,838,164

Deferred revenue-non-current	11,429,500	13,168,111	1,854,690
Deferred income tax liabilities	1,398,279	2,362,494	332,750
Operating lease liabilities	7,569,128	280,421	39,496
Other non-current liabilities	13,441,382	8,968,519	1,263,189
Total non-current liabilities	33,838,289	24,779,545	3,490,125

Total liabilities	1,226,599,977	1,095,715,415	154,328,289

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	89,428	90,031	12,681
Class B ordinary shares	10,316	10,316	1,453
Additional paid-in capital	1,915,825,641	1,964,138,365	276,643,103
Accumulated other comprehensive loss	(16,536,686)	(9,495,674)	(1,337,438)
Accumulated deficit	(589,290,822)	(861,126,804)	(121,287,174)
Total shareholders’ equity	1,310,097,877	1,093,616,234	154,032,625

Total liabilities and shareholders’ equity	2,536,697,854	2,189,331,649	308,360,914

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended December 31,			Year Ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues	612,271,193	478,687,794	67,421,766	3,168,597,334	2,651,757,646	373,492,253
Cost of revenues(a)	(474,737,508)	(387,743,580)	(54,612,541)	(2,498,916,443)	(2,081,010,633)	(293,104,217)
Gross profit	137,533,685	90,944,214	12,809,225	669,680,891	570,747,013	80,388,036

Operating expenses:
Selling and marketing expenses(a)	(107,463,926)	(191,169,312)	(26,925,634)	(440,408,982)	(495,734,694)	(69,822,771)
Research and development expenses(a)	(40,341,909)	(35,634,011)	(5,018,945)	(176,478,130)	(150,985,739)	(21,265,897)
General and administrative expenses(a)	(47,773,658)	(19,396,568)	(2,731,949)	(158,460,764)	(244,518,817)	(34,439,755)
Total operating expenses	(195,579,493)	(246,199,891)	(34,676,528)	(775,347,876)	(891,239,250)	(125,528,423)
Government grants	14,980,000	1,071,262	150,884	16,385,038	2,968,735	418,138
Operating loss	(43,065,808)	(154,184,415)	(21,716,419)	(89,281,947)	(317,523,502)	(44,722,249)

Interest expenses	(1,337,935)	(817,656)	(115,164)	(5,715,878)	(1,423,924)	(200,556)
Interest income	6,009,766	9,946,526	1,400,939	12,860,216	35,492,190	4,998,970
Investment income	1,578,877	441,028	62,117	10,917,736	1,426,370	200,900
Loss before income taxes	(36,815,100)	(144,614,517)	(20,368,527)	(71,219,873)	(282,028,866)	(39,722,935)
Income tax benefit (expense)	(317,209)	14,444,605	2,034,480	21,756,944	10,192,884	1,435,638
Net loss	(37,132,309)	(130,169,912)	(18,334,047)	(49,462,929)	(271,835,982)	(38,287,297)

Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	(8,013,103)	(5,456,486)	(768,530)	37,342,724	7,386,368	1,040,348
Unrealized gain on available-for-sale securities, net of reclassification	193,707	-	-	(2,758,380)	(345,356)	(48,642)
Comprehensive loss	(44,951,705)	(135,626,398)	(19,102,577)	(14,878,585)	(264,794,970)	(37,295,591)
Net loss per ordinary share
—Basic	(0.24)	(0.83)	(0.12)	(0.32)	(1.73)	(0.24)
—Diluted	(0.24)	(0.83)	(0.12)	(0.32)	(1.73)	(0.24)
Net loss per ADS
—Basic	(0.48)	(1.65)	(0.23)	(0.64)	(3.47)	(0.49)
—Diluted	(0.48)	(1.65)	(0.23)	(0.64)	(3.47)	(0.49)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net loss per ordinary share
—Basic	155,584,223	157,474,523	157,474,523	155,176,922	156,816,105	156,816,105
—Diluted	155,584,223	157,474,523	157,474,523	155,176,922	156,816,105	156,816,105
Weighted average number of ADS outstanding used in computing net loss per ADS
—Basic	77,792,112	78,737,262	78,737,262	77,588,461	78,408,053	78,408,053
—Diluted	77,792,112	78,737,262	78,737,262	77,588,461	78,408,053	78,408,053

Note:

(a) Includes share-based compensation expenses as follows:

	Three Months Ended December 31,			Year Ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	311,071	335,225	47,215	1,224,796	1,237,902	174,355
Selling and marketing expenses	2,684,492	1,784,011	251,273	15,433,684	9,991,688	1,407,300
Research and development expenses	3,182,290	2,997,597	422,203	22,361,742	21,653,946	3,049,895
General and administrative expenses	4,712,681	2,623,526	369,516	19,198,964	14,775,768	2,081,123
Total share-based compensation expenses	10,890,534	7,740,359	1,090,207	58,219,186	47,659,304	6,712,673

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended December 31,			Year Ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(37,132,309)	(130,169,912)	(18,334,047)	(49,462,929)	(271,835,982)	(38,287,297)
Add:
Share-based compensation expenses	10,890,534	7,740,359	1,090,207	58,219,186	47,659,304	6,712,673
Adjusted net income (loss)	(26,241,775)	(122,429,553)	(17,243,840)	8,756,257	(224,176,678)	(31,574,624)